EXHIBIT 99.1

                             SMHL GLOBAL FUND NO.3

For Distribution Date: 03/01/2003

                                   Beginning
             Original                Period               Principal
Class         Balance           Investment Amount        Distribution
-----   --------------------    -----------------     -----------------
  A     USD 1,400,000,000.00    USD 817,004,613.64    USD 91,337,652.05
  B        AUD 33,700,000.00     AUD 33,700,000.00             AUD 0.00

                                                     Ending             Outstanding
            Interest           Total                 Period              Principal
Class     Distribution      Distribution        Invested Amount           Balance
-----  ----------------    -----------------    ------------------   -------------------
  A    USD 2,870,636.47    USD 94,208,288.52    USD 725,666,961.59   USD 725,666,961.59
  B      AUD 520,498.81       AUD 520,498.81     AUD 33,700,000.00    AUD 33,700,000.00


            Bond       Current Pass
Class      Factor      Through Rates*
-----   ------------   -------------
  A     $0.518333544      1.39000%       * Based on a LIBOR of:  1.17000%
  B     $1.000000000      5.79280%       * Based on a BBSW of:   5.43500%



AMOUNTS PER $1,000 UNIT
                                                                      Ending
         Principal           Interest            Total                Period
Class   Distribution       Distribution       Distribution           Balance
-----   ------------       ------------       ------------           -------
  A    USD 65.24118003    USD 3.51361109    USD 68.75479112     USD 518.33354400
  B      AUD 0.0000000    AUD 15.4450685     AUD 15.4450685    AUD 1,000.0000000

Quarterly
Principal           Scheduled
Distribution         Principal           Prepayments       Liquidations    Insurance Proceeds      Total
------------         ---------           -----------       ------------    ------------------      -----
Class A
Per $1000 unit    USD 5,360,869.79    USD 85,976,782.26          USD 0.00          USD 0.00     USD 91,337,652.05
                    USD 3.82919271      USD 61.41198733    USD 0.00000000    USD 0.00000000       USD 65.24118003
-----------------------------------------------------------------------------------------------------------------
Class B
Per $1000 unit       AUD 0.0000000        AUD 0.0000000     AUD 0.0000000     AUD 0.0000000         AUD 0.0000000
                     AUD 0.0000000        AUD 0.0000000     AUD 0.0000000     AUD 0.0000000         AUD 0.0000000
-----------------------------------------------------------------------------------------------------------------


Collateral Distributions                  Current Period           Since Inception         Current Period      Since Inception
------------------------                  --------------           ---------------         --------------      ---------------
Beginning Collateral Balance           AUD 1,524,584,331.46     AUD 2,588,444,542.68     USD 835,472,213.64   USD 1,418,467,609.39
-Scheduled Principal Payments                  9,782,609.10            66,209,123.52           5,360,869.79          36,282,599.69
-Unscheduled Principal Payments              183,897,095.96         1,342,089,697.00         100,775,608.58         735,465,153.95
+Principal Redraws                            27,005,157.53           177,764,061.77          14,798,826.33          97,414,705.85
-Insurance Proceeds                                    0.00                     0.00                   0.00                   0.00
-Liquidation Proceeds                                  0.00                     0.00                   0.00                   0.00
-Realized Losses from Liquidations                     0.00                     0.00                   0.00                   0.00
----------------------------------------------------------------------------------------------------------------------------------
Ending Collateral Balance              AUD 1,357,909,783.93     AUD 1,357,909,783.93     USD 744,134,561.59     USD 744,134,561.59
----------------------------------------------------------------------------------------------------------------------------------


OUTSTANDING MORTGAGE INFORMATION
                                              Period               Since Inception             Period           Since Inception
                                       --------------------     --------------------     ------------------   --------------------
Outstanding Principal Balance
  - Fixed rate housing loans             AUD 231,136,515.87       AUD 316,985,272.56     USD 126,662,810.70     USD 173,707,929.36
Outstanding Principal Balance
  - Variable rate housing loans        AUD 1,126,773,268.06     AUD 2,271,459,270.12     USD 617,471,750.90   USD 1,244,759,680.03
----------------------------------------------------------------------------------------------------------------------------------
Total Outstanding Principal Balance    AUD 1,357,909,783.93     AUD 2,588,444,542.68     USD 744,134,561.59   USD 1,418,467,609.39
----------------------------------------------------------------------------------------------------------------------------------


QUARTERLY INTEREST COLLECTIONS WATERFALL                                 AUD                                          USD
----------------------------------------                                 ---                                          ---
INTEREST COLLECTIONS
Gross Interest Income Received from Mortgages                      AUD 24,104,269.54                            USD 13,209,139.71
Payments from/(to) Fixed/Floating Swap Provider                          (139,867.29)                                  (76,647.28)
Payments from/(to) Currency Swap Provider                             (16,293,445.64)                               (8,928,808.21)
Interest Income received from Cash holdings                               564,382.60                                   309,281.67
Principal Draws                                                                 0.00                                         0.00
Liquidity Facility Draws                                                        0.00                                         0.00
----------------------------------------------------------------------------------------------------------------------------------
Net proceeds available for Interest Waterfall                       AUD 8,235,339.21                             USD 4,512,965.89
----------------------------------------------------------------------------------------------------------------------------------


DISTRIBUTION OF INTEREST COLLECTIONS
------------------------------------
Trustee's fee and Expenses                                          AUD 1,904,360.59                             USD 1,043,589.61
Interest Carryforward paid to A                                                 0.00                                         0.00
Current Interest due to A                                              21,531,833.36                                11,799,444.68
Payments from swap provider due to A                                  (16,293,445.64)                               (8,928,808.21)
Interest Carryforward paid to Class B                                           0.00                                         0.00
Current Interest due to Class B                                           520,498.81                                   285,233.35
Other                                                                         177.00                                        97.00
Deposit into Cash Collateral Account                                            0.00                                         0.00
Reimbursement of Principal Draws                                                0.00                                         0.00
----------------------------------------------------------------------------------------------------------------------------------
Total Distribution of Interest Collections                          AUD 7,663,424.12                             USD 4,199,556.42
----------------------------------------------------------------------------------------------------------------------------------


Outstanding Deferred Management Fees                                  AUD 571,915.09                               USD 313,409.47


QUARTERLY PRINCIPAL COLLECTIONS WATERFALL
-----------------------------------------
                                                Period             Since Inception             Period           Since Inception
PRINCIPAL COLLECTIONS                    -------------------    --------------------     ------------------    ------------------
---------------------
Principal Collections
  from outstanding mortgage loans        AUD 193,679,705.06     AUD 1,408,298,820.52     USD 106,136,478.37    USD 771,747,753.64
Principal Redraws
  from outstanding mortgage loans            (27,005,157.53)         (177,764,061.77)        (14,798,826.33)       (97,414,705.85)
Recoveries from previously
  charged off mortgage loans                           0.00                     0.00                   0.00                  0.00
Other                                                  0.00                     0.00                   0.00                  0.00
Less: Principal Draws for
       Interest Waterfall                              0.00                     0.00                   0.00                  0.00
Plus: Reimbursement of Principal Draws
       from Interest Waterfall                         0.00                     0.00                   0.00                  0.00
----------------------------------------------------------------------------------------------------------------------------------
Net proceeds available
  for Principal Waterfall                AUD 166,674,547.53     AUD 1,230,534,758.75      USD 91,337,652.05    USD 674,333,047.79
----------------------------------------------------------------------------------------------------------------------------------


OUTSTANDING SHORTFALLS AND CHARGEOFFS              Period                    Period
-------------------------------------            ----------                 ---------
Principal Draws for Interest Waterfall             AUD 0.00                 USD 0.00
Class A Interest Shortfall                             0.00                     0.00
Accrued Interest on Class A
  Interest Shortfall                                   0.00                     0.00
Class B Interest Shortfall                             0.00                     0.00
Accrued Interest on Class B
  Interest Shortfall                                   0.00                     0.00
Class A Charge Offs                                    0.00                     0.00
Class A Carry Over Charge Offs                         0.00                     0.00
Class B Charge Offs                                    0.00                     0.00
Class B Carry Over Charge Offs                         0.00                     0.00
Redraw Charge Offs                                     0.00                     0.00
Redraw Carry Over Charge Offs                          0.00                     0.00


REALIZED LOSS INFORMATION                           Period               Since Inception            Period        Since Inception
-------------------------                           ------               ---------------            ------        ---------------
Realized Loss on Class A Bonds
  before Mortgage insurance                        AUD 0.00                 AUD 0.00               USD 0.00              USD 0.00
Realized Loss on Class B Bonds
  before Mortgage insurance                        AUD 0.00                 AUD 0.00               USD 0.00              USD 0.00
Realized Loss on Redraw Funding Facility
  before Mortgage insurance                        AUD 0.00                 AUD 0.00               USD 0.00              USD 0.00
----------------------------------------------------------------------------------------------------------------------------------
Realized Loss on Class A Bonds
  after Mortgage insurance                         AUD 0.00                 AUD 0.00               USD 0.00              USD 0.00
Realized Loss on Class B Bonds
  after Mortgage insurance                         AUD 0.00                 AUD 0.00               USD 0.00              USD 0.00
Realized Loss on Redraw Funding Facility
  before Mortgage insurance                        AUD 0.00                 AUD 0.00               USD 0.00              USD 0.00
----------------------------------------------------------------------------------------------------------------------------------


Cash Collateral Account                                                   AUD                                             USD
-----------------------                                                   ---                                             ---
Beginning Cash Collateral Account Balance                          AUD 14,374,954.23                             USD 7,877,474.92
+Interest Earned on Cash Collateral Account                               379,961.11                                   208,218.69
+Deposit from Interest Collections Waterfall                                    0.00                                         0.00
-Current Period's Cash Collateral Account Draws                                 0.00                                         0.00
-Current Period's Release to cash collateral provider                     379,961.11                                   208,218.69
----------------------------------------------------------------------------------------------------------------------------------
Ending Cash Collateral Account Balance                             AUD 14,374,954.23                             USD 7,877,474.92
-----------------------------------------------------------------------------------------------------------------------------------

Required Cash Collateral Account Balance                           AUD 13,748,552.63                             USD 7,534,206.84


DELINQUENCY INFORMATION                               # of Loans    Percentage of Pool         Loan Balance             % of Pool
-----------------------                               ----------    ------------------         ------------             ---------
31-60 Days                                               23                     0.19%          3,236,174.37                  0.24%
61-90 Days                                                7                     0.06%          1,451,199.54                  0.11%
90+ Days (excluding Loans in Foreclosures)                5                     0.04%            348,848.09                  0.03%
Loans in Foreclosure                                      0                     0.00%                   -                    0.00%
----------------------------------------------------------------------------------------------------------------------------------
Total                                                    35                     0.24%          5,036,222.00                  0.37%
----------------------------------------------------------------------------------------------------------------------------------


PREPAYMENT INFORMATION                           Three Month CPR                Life
----------------------                           ---------------               ------
                                                      35.37%                   36.74%